Exhibit 99.2

Banco Santander Chile

3Q 2015 Earnings Report

Santander

CONTACT INFORMATION Robert Moreno Manager, Investor Relations Department Banco Santander Chile Bandera 140, 19th floor	Santiago, Chile Tel: (562) 2320-8284 Email: robert.moreno@santander.cl Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS1

ROAE reached 18.6 % in 9M15 and 19.8% in 3Q15

In the nine-month period ended September 30, 2015 (9M15), Banco Santander Chile’s Net income attributable to shareholders totaled Ch$365,095 million (Ch$1.94 per share and US$1.12/ADR), decreasing 11.3% compared to the same period of 2014 (9M14). The Bank’s sound core trends were partially offset by the negative impacts of a lower year-to-date inflation rate on margins and the higher tax rate. The Bank’s ROAE reached 18.7% in 9M15.

Net operating profits from business segments2 rises 8.6% YoY in 9M15. Net operating profit from Retail banking3 increased 10.3% YoY and 15.7% in the Middle-market4. This has been achieved through positive loan growth, an improved funding mix, a rebound in fee income and lower provision expense.

Banco Santander Chile’s Net income attributable to shareholders in 3Q15 totaled Ch$129,254 million (Ch$0.69 per share and US$0.40/ADR) decreasing 7.9% QoQ and increasing 17.4% YoY. The Bank’s ROAE reached 19.8% in the quarter and the efficiency ratio improved to 39.6%.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).
2	Net operating profit from business segments: Net interest income + Net fee and commission income + total financial transactions, net - provision for loan losses. These results exclude our Corporate Activities, which include, among other items, the impact of the inflation on results.
3	Retail: includes individuals and SMEs: defined as companies with sales below than Ch$1,200 million per year.
4	Companies and Institutions is defined as companies with sales between Ch$1,200 million and Ch$10,000 million per year + Companies that engage in real estate industry that sell properties with annual sales exceeding Ch $800 million with no ceiling + Other companies such as large corporations with annual sales exceeding Ch$10.000 million and Institutional companies that serve institutions like universities, government entities and local and regional governments.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	2
email: rmorenoh@santander.cl

The YoY growth of the Bank’s quarterly results mainly reflects positive income trends in the Retail and Companies and Institutions. Net operating profits from Retail banking increased 13.6% YoY, while results from the Companies and InstitutionsMiddle rose 31.8% YoY in the quarter. This was partially offset by higher provision expenses in Global Banking and Markets5 in 3Q15, which lowered the results in this segment both on a YoY and QoQ basis.

Loans up 13.2% YoY. Growth focused in segments with a higher risk-adjusted profitability

Total loans continued to grow at a healthy pace in the quarter, increasing 4.1% QoQ and 13.2% YoY in 3Q15. Loan growth continued to be focused on higher income individuals and the Companies and Institutions, segments with a higher risk-adjusted profitability.  Retail banking loans (loans to individuals and SMEs) increased 3.3% QoQ and 12.2% YoY. The Bank focused on expanding its loan portfolio in mid-high income level individuals and larger-sized SMEs, which obtain among the highest loan spreads net of risk, attract cheap funding and generate higher fees. Loans in the mid-higher income level increased 4.5% QoQ and 17.3% YoY, led by mortgage loans. Loans in the Companies and Institutions segment  increased 3.5% QoQ and 15.5% YoY.

Total deposits increased 15.3% YoY. Improving client loyalty drives demand deposit growth

Total deposits increased 2.2% QoQ and 15.3% YoY. The Bank continued to focus on increasing its Core deposit base6. Total Core deposits increased 2.3% QoQ and 11.3% YoY, led by a 16.1% YoY rise in non-interest bearing demand deposits. Demand deposits have grown at healthy rates in all segments: Individuals +17%, SMEs +14%, Middle-market +17% and Corporate +24% YoY.  Time deposits increased 3.6% QoQ and 14.9% YoY. The high levels of liquidity in the local market led to an improvement in spreads earned over deposits from institutional investors.

BIS Ratio at 12.8% with a Core capital ratio of 9.9%

The Bank’s Core Capital ratio reached 9.9% as of September 30, 2015, and the Bank’s BIS ratio7 reached 12.8% at the same date.

Client NIMs stable at 4.9% in 3Q15

In 3Q15, Net interest income was stable compared to 2Q15 and increased 10.8% YoY. The Net interest margin8 (NIM) reached 4.9% in 3Q15 compared to 5.1% in 2Q15 and 5.0% in 3Q14. In 3Q15, Client NIMs9, which excludes the impact of inflation on margins, reached 4.9% compared to 4.9% in 2Q15 and 5.1% in 3Q14. The Bank has been able to maintain stable client margins  QoQ stable loan yields by improving the funding mix. In the quarter, the Bank has also counterbalanced the relatively lower yielding asset mix in Retail banking and Companies and Institutions with a rebound in fees.

5	Global corporate banking: defined as companies with sales over Ch$10,000 million per year or which are part of a large foreign or local economic group.
6	Core deposits: all checking accounts plus non-Wholesale time deposits. Wholesale time deposits include deposits from: (i) banks and other financial institutions, (ii) economic groups with greater than 1% of short-term time deposits, (iii) economic groups with time deposits representing more than 2.5% of Core capital and, (iv) any other client defined as Wholesale.
7	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.
8	Net interest margin, NIM: annualized net interest income (NI), divided by average interest earning assets.
9	Client net interest income divided by average loans. Client net interest income is Net interest income from all client activities such as loans and deposits minus the internal transfer rate and the spread earned over the Bank’s capital.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	3
email: rmorenoh@santander.cl

Fee income continues to rebound in line with greater customer loyalty

Net fee and commission income increased 11.1% QoQ and 15.5% YoY in 3Q15. This rise in fees was due to greater product usage and customer loyalty. As a result, Retail fees increased 8.2% QoQ and 16.9% YoY and fees from the Middle-market grew 17.8% QoQ and 18.3% YoY. Corporate fees also rebounded in the quarter, in line with greater advisory activity in that Corporate segment.

Efficiency ratio reached 40.6% in 9M15 and 39.6% in 3Q15

Operating expenses, excluding impairment and other operating expenses, decreased 0.6% QoQ and increased 14.5% YoY in 3Q15. The Efficiency ratio reached 40.6% in 9M15 and 39.6% in 3Q15. The YoY increase in costs was mainly attributable to higher amortization and depreciation expenses, the impacts of inflation indexation and the depreciation of the peso on various costs items (with a corresponding counterbalancing hedge in Financial transactions, net), higher severance payments and greater business activity. As mentioned in previous Earnings Report, the growth rate of expenses should begin to stabilize given the stability in headcount, lower severance payments, greater productivity in the branch network and higher usage of digital banking services.

Asset quality improves in the quarter. New provision guidelines set by the SBIF

The Bank’s total Non-performing loans (NPLs) ratio improved to 2.5% in 3Q15 compared to 2.7% in 2Q15 and 2.9% in 3Q14. Total Coverage of NPLs in 3Q15 reached 114% compared to 106% in 2Q15 and 104% in 3Q14. The improvement of most of the Bank’s asset quality metrics continued to reflect the change in the loan mix, the focus on pre-approved loan through our CRM, the improvements in asset quality in SMEs and the strengthening of our collections area.

Provision for loan losses increased 25.8% QoQ and 3.3% YoY in 3Q15. The cost of credit (Annualized provision expense / average loans) reached 1.7% in 3Q15 compared to 1.4% in 2Q15 and 1.8% in 3Q14. Charge-offs remained stable in the quarter and Loan loss recoveries increased 2.4% QoQ and 21.3% YoY. The QoQ rise in provision expense was mainly due to the depreciation of the peso in the quarter and the downgrade of two clients in the Corporate Activities  segment. The rest of the Bank’s segments continued to show steady improvements in asset quality.

In January 2016, Chilean banks in accordance with rules adopted by the SBIF, must implement a new standard credit-provisioning model to calculate loan loss allowances for consumer, commercial and residential mortgage loans. This new model will mainly affect mortgage loans, but will also have some impacts on loan loss allowance levels for consumer and commercial loans analyzed on a group basis. The main modification is the inclusion of greater provisions requirements for mortgage loans with a loan / collateral (LTV) ratios greater than 80%. Santander Chile is currently adjusting its model to this new requirement and expects to recognize the impact of this new regulation in 4Q15, subject to regulatory approvals. We estimate that these measures will signify a net pre-tax charge of up to Ch$50,000 million. Following this charge, the coverage ratio of NPLs should rise to levels greater than 125%.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	4
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Net interest income	331,383	331,733	299,112	10.8%	(0.1)%
Net fee and commission income	64,745	58,274	56,065	15.5%	11.1%
Total financial transactions, net	40,550	30,331	27,818	45.8%	33.7%
Provision for loan losses	(102,619)	(81,592)	(99,365)	3.3%	25.8%
Operating expenses (excluding Impairment and Other operating expenses)	(164,470)	(165,408)	(143,599)	14.5%	(0.6)%
Impairment, Other operating income and expenses, net	(21,315)	(10,113)	(45,016)	(52.7)%	110.8%
Operating income	148,274	163,225	95,015	56.1%	(9.2)%
Net income attributable to shareholders of the Bank	129,254	140,364	110,131	17.4%	(7.9)%
Net income/share (Ch$)	0.69	0.75	0.58	17.5%	(7.9)%
Net income/ADR (US$)[1]	0.39	0.47	0.39	2.0%	(17.2)%
Total loans	25,211,074	24,217,740	22,264,897	13.2%	4.1%
Deposits	18,745,583	18,342,082	16,255,927	15.3%	2.2%
Shareholders’ equity	2,249,228	2,577,776	2,482,733	9.4%	12.7%
Net interest margin	4.9%	5.1%	5.0%
Efficiency ratio[2]	39.6%	40.3%	38.3%
Return on average equity[3]	19.8%	21.8%	18.0%
NPL / Total loans[4]	2.5%	2.7%	2.9%
Coverage NPLs	114.0%	106.4%	104.1%
Risk index[5]	2.9%	2.9%	3.0%
Cost of credit[6]	1.7%	1.4%	1.8%
Core Capital ratio[7]	9.9%	10.0%	10.6%
BIS ratio	12.8%	12.9%	13.7%
Branches	474	478	475
ATMs	1,556	1,604	1,692
Employees	11,604	11,614	11,493
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income minus other operating expenses.
3.	Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5.	Risk Index: loan loss allowances divided by Total loans.
6.	Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7.	Core Capital ratio = equity attributable to shareholders divided by risk weighted assets (in accordance with SBIF definitions).

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	5
email: rmorenoh@santander.cl

SECTION 2: YTD RESULTS BY BUSINESS SEGMENT

Net operating profits from business segments rises 8.6% YoY in 9M15. Solid results in Retail banking and the Middle-market

Year to date results	As of September 30, 2015
(Ch$ million)	Retail banking[1]	Companies and Institutions	Global Banking and Markets	Total segments[4]
Net interest income	650,983	169,018	64,284	884,285
Change YoY	4.7%	13.9%	21.9%	7.5%
Fee income	142,299	21,422	11,859	175,580
Change YoY	9.4%	6.1%	(21.6)%	6.2%
Core revenues[5]	793,282	190,440	76,143	1,059,865
Change YoY	5.5%	13.0%	12.2%	7.3%
Financial transactions, net	11,167	13,359	38,429	62,955
Change YoY	(21.3)%	6.8%	(9.7)%	(9.1)%
Provision expense	(218,212)	(18,909)	(16,060)	(253,181)
Change YoY	(6.9)%	(11.0)%	1482.3%	(1.3)%
Net operating profit[6]	586,237	184,890	98,512	869,639
Change YoY	10.3%	15.7%	(10.0)%	8.6%
1.	Retail: includes individuals and SMEs: defined as companies with sales below than Ch$1,200 million per year.
2.	Companies and Institutions: defined as companies with sales between Ch$1,200 million and Ch$10,000 million per year. Companies that engage in real estate industry that sell properties with annual sales exceeding Ch $800 million with no ceiling. Other companies such as large corporations with annual sales exceeding Ch$10.000 million and Institutional companies that serve institutions like universities, government entities and local and regional governments.
3.	Global Banking and Markets: defined as companies with sales over Ch$10,000 million per year or which are part of a large foreign or local economic group.
4.	Excludes the results from Corporate Activities.
5.	Core revenues: Net interest income + Net fee and commission income from business segments. Fee income by segments in June 2014 was readjusted and certain previously non-segmented fee expenses were distributed among the different segments. Therefore, the historic fees by segments presented in past earnings reports are different from the ones being presented in this report, but are now comparable to the figures presented in June 2015.
6.	Net operating profit is defined as Net interest income + Net fee and commission income + Total financial transactions,- provision for loan losses.

Net operating profits from business  segments rises 8.6% YoY in 9M15. These results exclude our Corporate Activities, which includes, among other items, the impact of the inflation on results. Net operating profit from Retail banking increased 10.3% YoY and 15.7% in the Middle-market. This has been achieved through positive loan growth, an improved funding mix, a rebound in net fee and commission income and lower provision expense. This reflects the consistent execution of our business strategy of focusing on those business segments with the highest risk adjusted return and is notable considering Chile’s relatively low economic growth environment during the period.

These positive results were partially offset by lower results from Global Banking and Markets, which although has seen a solid rise in margins because of strong demand deposit growth, this has been more than offset by higher provisions and lower corporate advisory fee income.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	6
email: rmorenoh@santander.cl

SECTION 3: BALANCE SHEET ANALYSIS

LOANS

Loans up 13.2% YoY. Growth focused in segments with a higher risk-adjusted profitability

Loans	Quarter ended,			% Change
(Ch$ million)	Sep-15	Jun-15	Sep-14	Sep. 15 / 14	Sep. 15 / Jun. 15
Total loans to individuals[1]	13,019,293	12,605,550	11,342,245	14.8%	3.3%
Consumer loans	4,044,266	3,996,665	3,818,635	5.9%	1.2%
Residential mortgage loans	7,449,707	7,145,186	6,299,766	18.3%	4.3%
SMEs	3,431,073	3,323,388	3,316,030	3.4%	3.2%
Retail banking	16,450,366	15,928,938	14,658,275	12.2%	3.3%
Companies and Institutions	6,221,928	6,013,970	5,385,840	15.5%	3.5%
Global Banking and Markets	2,484,401	2,263,481	2,289,922	8.5%	9.8%
Total loans[2]	25,211,074	24,217,740	22,264,897	13.2%	4.1%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

Total loans continued to grow at a healthy pace in the quarter, increasing 4.1% QoQ and 13.2% YoY in 3Q15. Loan growth continued to be focused on higher income individuals  and the Middle-market of corporates, segments with a higher risk-adjusted profitability. Loan growth was also affected by the translation gain resulting from the depreciation of the peso and the higher variation of inflation in the quarter. The Chilean peso depreciated 9.0% QoQ and the UF inflation reached 1.46% QoQ. Approximately 14% of the Bank’s loans are denominated in foreign currency, mainly foreign trade loans, and 47% are denominated in Unidades de Fomento (an inflation indexed currency unit). Loan growth adjusting for the impact of the depreciation of the peso and the higher inflation rate was approximately 2.3% QoQ (9.2% annualized).

Retail banking loans (loans to individuals and SMEs) increased 3.3% QoQ and 12.2% YoY. The Bank focused on expanding its loan portfolio in Mid- to high income individuals  and larger-sized SMEs, which obtain among the highest loan spreads net of risk, attract cheap funding and generate higher fees. Loans to individuals increased 3.3% QoQ and 14.8% YoY, led by growth of loans to the Mid- to high income that increased 4.5% QoQ and 17.3% YoY. Loans to SMEs increased 3.2% QoQ and 3.4% YoY with loan growth focused on larger SMEs that also generate non-lending income.

By products, consumer loans increased 1.2% QoQ and 5.9% YoY with growth focused on the high-end of the consumer market. Residential mortgage loans expanded 4.3% QoQ and 18.3% YoY. The YoY growth rates were partially affected by the higher YoY inflation rates which results in a translation gain of mortgage loans, which are all denominated in UF. The growth of residential mortgage loans was also due to the high demand for purchasing new homes before the implementation next year of an increased VAT tax over the price of new homes. For this reason, the growth rate of this product should decelerate by year-end and especially in 2016. The Bank continued to focus on residential mortgage loans with loan-to-values (LTV) below 80% at origination.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	7
email: rmorenoh@santander.cl

In 3Q15, loans in the Companies and Institutions increased 3.5% QoQ and 15.5% YoY. Loan growth in this segment was focused on mid-sized exporters, which are benefitting from stronger external conditions and the weaker peso. This segment also saw loan growth enhanced by the translation gains produced over loans denominated in US$, following the depreciation of the peso in the quarter. This segment is also generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in client deposits and fees.

In Global Banking and Markets, loans increased 9.8% QoQ and 8.5% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. It is important to point out that more than 80% of net revenues in this segment come from non-lending activities, mainly cash management, fees and treasury services.

DEPOSITS

Total deposits increased 15.3% YoY. Improving client loyalty drives demand deposit growth

Deposits	Quarter ended,			% Change
(Ch$ million)	Sep-15	Jun-15	Sep-14	Sep. 15 / 14	Sep. 15 / Jun. 15
Demand deposits	6,644,367	6,659,174	5,724,921	16.1%	(0.2)%
Time deposits	12,101,216	11,682,908	10,531,006	14.9%	3.6%
Total deposits	18,745,583	18,342,082	16,255,927	15.3%	2.2%
Loans to deposits[1]	94.7%	93.1%	98.2%
Avg. non-interest bearing demand deposits / Avg. interest earning assets	24.6%	25.8%	23.9%
1.	(Loans – residential mortgage loans) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed rate long-term loans that we mainly finance with matching long-term funding and not short-term deposits. For this reason, we make this adjustment to our loan to deposit ratio.

Total deposits increased 2.2% QoQ and 15.3% YoY. The Bank continued to focus on increasing its Core deposit base10. Total core deposits increased 2.3% QoQ and 11.3% YoY, led by a 16.1% YoY rise in non-interest bearing demand deposits. Demand deposits have grown at healthy rates in all segments: Individuals +16.9%, SMEs +14.5%, Companies and Institutions+16.8% and Global Banking and Markets +23.6%  YoY. Time deposits increased 3.6% QoQ and 14.9% YoY. The high levels of liquidity in the local market led to an improvement in spreads earned over deposits from wholesale investors. Despite this, Santander Chile continued to be one of the banks with the lowest exposure to short-term wholesale deposits as a percentage of total funding in Chile.

10. Core deposits: all checking accounts plus non-Wholesale time deposits. Wholesale time deposits include deposits from: (i) banks and other financial institutions, (ii) economic groups with greater than 1% of short-term time deposits, (iii) economic groups with time deposits representing more than 2.5% of Core capital and, (iv) any other client defined as Wholesale.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	8
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE reached 18.6% in 9M15 and 19.8% in 3Q15

Equity	Quarter ended,			Change %
(Ch$ million)	Sep-15	Jun-15	Sep-14	Sep. 15 / 14	Sep. 15 / Jun. 15
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,527,893	1,527,893	1,307,761	16.8%	0.0%
Valuation adjustment	(25,535)	(6,509)	(4,444)	474.6%	292.3%
Retained Earnings:	255,567	165,089	288,113	(11.3)%	54.8%
Retained earnings prior periods	-	-	-	-	-
Income for the period	365,095	235,841	411,590	(11.3)%	54.8%
Provision for mandatory dividend	(109,528)	(70,752)	(123,477)	(11.3)%	54.8%
Equity attributable to equity holders of the Bank	2,649,228	2,577,776	2,482,733	6.7%	2.8%
Non-controlling interest	34,413	32,593	31,461	9.4%	5.6%
Total Equity	2,683,641	2,610,369	2,514,194	6.7%	2.8%
Quarterly ROAE	19.8%	21.8%	18.0%
YTD ROAE	18.6%	18.3%	22.4%

Shareholders’ equity totaled Ch$2,683,641 million as of September 30, 2015. The ROAE in 3Q15 was 19.8%. In 9M15 ROAE reached 18.6%. The Core Capital ratio reached 9.9% and the Bank’s BIS ratio reached 12.8% at the same date.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Sep-15	Jun-15	Sep-14	Sep. 15 / 14	Sep. 15 / Jun. 15
Tier I (Core Capital)	2,649,228	2,577,776	2,482,733	6.7%	2.8%
Tier II	765,342	753,492	732,794	4.4%	1.6%
Regulatory capital	3,414,570	3,331,268	3,215,527	6.2%	2.5%
Risk weighted assets	26,762,555	25,734,108	23,474,373	14.0%	4.0%
Tier I (Core capital) ratio	9.9%	10.0%	10.6%
BIS ratio[1]	12.8%	12.9%	13.7%
1.	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	9
email: rmorenoh@santander.cl

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Client NIMs stable at 4.9% in 3Q15

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Client net interest income[1]	300,998	296,052	281,540	6.9%	1.7%
Non-client net interest income[1]	30,385	35,681	17,572	72.9%	(14.8)%
Net interest income	331,383	331,733	299,112	10.8%	(0.1)%
Average interest-earning assets	26,960,678	25,859,714	23,787,024	13.3%	4.3%
Average loans	24,765,949	23,975,617	22,090,451	12.1%	3.3%
Avg. net gap in inflation indexed (UF) instruments[2]	3,428,194	3,891,367	4,024,700	(14.8)%	(11.9)%
Interest earning asset yield[3]	8.5%	8.7%	8.0%
Cost of funds[4]	4.0%	3.9%	3.2%
Client net interest margin[5]	4.9%	4.9%	5.1%
Net interest margin (NIM)[6]	4.9%	5.1%	5.0%
Quarterly inflation rate[7]	1.45%	1.46%	0.60%
Central Bank reference rate	3.00%	3.00%	3.25%
1.	Please refer to footnote 11 at the end of this page.
2.	The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed currency unit
3.	Interest income divided by average interest earning assets.
4.	Interest expense divided by sum of average interest bearing liabilities and demand deposits.
5.	Annualized Client Net interest income divided by average loans.
6.	Annualized Net interest income divided by average interest earning assets.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q15, Net interest income was stable compared to 2Q15 and increased 10.8% YoY. The Net interest margin (NIM) reached 4.9% in 3Q15 compared to 5.1% in 2Q15 and 5.0% in 3Q14.

In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income11.

11. Client net interest income (NII) is Net interest income from all client activities such as loans and deposits minus the internal transfer rate and the spread earned over the Bank’s capital. Non-client NII is NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as financial transactions net.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	10
email: rmorenoh@santander.cl

Client net interest income. In 3Q15, Client net interest income increased 1.7% QoQ and 6.9% YoY, driven mainly by loan growth and the improved funding mix. Average loans increased 3.3% QoQ and 12.1% YoY. The ratio of average non-interest bearing demand deposits to average interest earning assets improved from 23.9% in 3Q14 to 24.6% in 3Q15. Client NIMs (defined as Client net interest income divided by average loans), which excludes the impact of inflation, reached 4.9% in 3Q15 compared to 4.9% in 2Q15 and 5.1% in 3Q14. Loan growth was characterized by a shift to less riskier segments in line with the Bank’s strategy of focusing on margins, net of risk. The high growth of residential mortgage loans, a relatively low spread product, also affected client margins, but as previously mentioned, this should be a temporary event.

At the same time, average loan volumes were impacted by the translation gains produced by the quarterly depreciation of the peso and the inflation rate. This mainly affected lower yielding foreign trade loans and mortgage loans. Average loans adjusting by these two effects grew 2.5% QoQ. More importantly, this shift towards less riskier assets is leading to a rise in Client NIMs, net of provisions in line with our strategy. These reached 3.5% in 9M15 compared 3.4% in 9M14.

NIM: Net interest income annualized divided by average interest earning assets.

Client NIMs = Client net interest income annualized over avg. loans.

Client NIM, net of provisions = Client net interest income + provision for loan losses annualized over avg. loans.

Non-client net interest income. The QoQ decline in non-client net interest income was mainly due to two factors:

(i)	In the quarter, the peso depreciated 9%. The Bank does not run significant foreign exchange risk, but a movement of this magnitude in the exchange rate negatively affects some short-term liabilities denominated in foreign currency and these are hedged with forwards. The rise in cost of these liabilities is recognized as Non-client net interest income. The corresponding hedge is recognized as Financial transactions, net with no significant effect on the Bank’s bottom line.
(ii)	Lower UF gap. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 3Q15, the variation of the Unidad de Fomento (an inflation indexed currency unit), was stable at 1.46% compared 2Q15 and 0.60% in 3Q14. The average gap between assets and liabilities indexed to the UF was Ch$3,428 billion (US$5.0 billion) in 3Q15, decreasing 11.9% QoQ and 14.8% YoY. During the quarter, the Bank gradually began to reduce its UF gap in expectation of lower inflation rates in coming quarters, which should result in more stable margins going forward.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	11
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Asset quality improves in the quarter. New provision guidelines set by the SBIF

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Gross provisions	(76,175)	(52,731)	(69,273)	10.0%	44.5%
Charge-offs[1]	(43,882)	(45,890)	(44,468)	1.3%	(4.4)%
Gross provisions and charge-offs	(120,057)	(98,621)	(113,741)	5.6%	21.7%
Loan loss recoveries	17,438	17,029	14,376	21.3%	2.4%
Provision for loan losses	(102,619)	(81,592)	(99,365)	3.3%	25.8%
Total loans[2]	25,211,074	24,217,740	22,264,897	13.2%	4.1%
Total allowance	727,831	703,289	673,620	8.0%	3.5%
Non-performing loans[3] (NPLs)	638,392	661,052	646,814	(1.3)%	(3.4)%
NPLs consumer loans	100,852	100,712	99,235	1.6%	0.1%
NPLs commercial loans	359,416	377,296	372,511	(3.5)%	(4.7)%
NPLs residential mortgage loans	178,124	183,044	175,068	1.7%	(2.7)%
Impaired loans[4]	1,678,153	1,633,035	1,585,208	5.9%	2.8%
Impaired consumer loans	354,753	365,204	367,253	(3.4)%	(2.9)%
Impaired commercial loans	939,530	878,629	864,466	8.7%	6.9%
Impaired residential mortgage loans	383,870	389,202	353,489	8.6%	(1.4)%
Cost of credit[5]	1.66%	1.36%	1.80%
Risk Index[6] (LLA / Total loans)	2.89%	2.90%	3.03%
NPL / Total loans	2.53%	2.73%	2.91%
NPL / consumer loans	2.49%	2.52%	2.60%
NPL / commercial loans	2.62%	2.89%	3.07%
NPL / residential mortgage loans	2.39%	2.56%	2.78%
Impaired loans / total loans	6.66%	6.74%	7.12%
Impaired consumer loan ratio	8.77%	9.14%	9.62%
Impaired commercial loan ratio	6.85%	6.72%	7.12%
Impaired mortgage loan ratio	5.15%	5.45%	5.61%
Coverage of NPLs[7]	114.0%	106.4%	104.1%
Coverage of NPLs non-mortgage[8]	147.0%	136.6%	132.8%
Coverage of consumer NPLs	253.1%	252.3%	250.4%
Coverage of commercial NPLs	117.2%	105.8%	101.4%
Coverage of mortgage NPLs	28.8%	27.5%	27.0%
1.	Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2.	Excludes interbank loans.
3.	Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
4.	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
5.	Annualized provision for loan losses divided by quarterly average total loans. Averages are calculated using monthly figures.
6.	Loan loss allowances divided by Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks of Chile guidelines.
7.	Loan loss allowances divided by NPLs.
8.	Loan loss allowance of commercial and consumer loans divided by NPLs of commercial and consumer loans.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	12
email: rmorenoh@santander.cl

The Bank’s total Non-performing loans (NPLs) ratio improved to 2.5% in 3Q15 compared to 2.7% in 2Q15 and 2.9% in 3Q14. Total Coverage of NPLs in 3Q15 reached 114.0% compared to 106.4% in 2Q15 and 104.1% in 3Q14. The improvement of most of the Bank’s asset quality metrics continued to reflect the change in the loan mix, the focus on pre-approved loan through our CRM, the improvements in asset quality in SMEs and the strengthening of our collections area.

Provision for loan losses increased 25.8% QoQ and 3.3% YoY in 3Q15. The cost of credit (Annualized provision expense / average loans) reached 1.7% in 3Q15 compared to 1.4% in 2Q15 and 1.8% in 3Q14. The QoQ rise in gross provision expense was mainly due to:

(i)	The peso depreciated 9% in the quarter. The translation gain over loans denominated in foreign currency also results in an increase in provisions set aside over those loans. The impact of this effect on provision expense in the quarter was around Ch$7 billion, which effect has been offset by effects in Foreign exchange transactions resulting from hedge accounting Downgrade of two corporate clients. In the quarter, the Bank downgraded one client in the non-banking financial service industry and one in the agro-industrial sectors, which had a combined impact close to Ch$14bn in loan loss provisions in the quarter.

Charge-offs remained stable in the quarter and Loan loss recoveries increased 2.4% QoQ and 21.3% YoY.

By product, the change of Provision for loan losses in 2Q15 was as follows:

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Consumer loans	(44,703)	(41,320)	(9,684)	361.6%	8.2%
Commercial loans	(55,077)	(37,955)	(86,411)	(36.3)%	45.1%
Residential mortgage loans	(2,839)	(2,317)	(3,270)	(13.2)%	22.5%
Provision for loan losses	(102,619)	(81,592)	(99,365)	3.3%	25.8%

Provisions for loan losses for consumer loans increased 8.2% QoQ and 361.6% YoY in 3Q15. As a reminder, in 3Q14 the Bank re-calibrated its consumer loan model to take into account the improvement in the overall asset quality of the consumer loan book. Because of this process, the Bank released Ch$36,563 million in consumer loan loss provisions in 3Q14.

Asset quality in the consumer loan book continued to evolve favorably in the quarter. The ratio of Impaired consumer loans (Consumer NPLs + renegotiated consumer loans) to total consumer loans reached 8.8% in 3Q15 compared to 9.1% in 2Q15 and 9.6% in 3Q15. The Consumer NPL ratio improved to 2.49% from 2.52% in 2Q15 and 2.60% in 3Q14. The Coverage ratio of consumer NPLs reached 253% in 3Q15, rising slightly from 252% in 2Q15 and 250% in 3Q14.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	13
email: rmorenoh@santander.cl

Despite the positive evolution of asset quality trends in consumer lending, the Bank’s Board has proactively decided to further reinforce consumer loan refinancing policies due to the expected rise in unemployment in 2016. This should increase charge-offs in the short-term and reduce our exposure to the lowest-end of the consumer loan segment, which we have been gradually exiting in the past three years. This in time will allow the Bank to further increase the profitability of its Retail banking unit, reduce non-performing consumer loans, boost coverage and maintain a positive outlook for asset quality in 2016.

Provision for loan losses for commercial loans increased 45.1% QoQ and decreased 36.3% YoY. As a reminder, in 3Q14 the Bank recalibrated the SME provisioning model, which signified an provision expense in 3Q14 of Ch$45,141 million. The QoQ rise in net provision expense in commercial loans was mainly due to: (i) the depreciation of the peso in the quarter, which resulted in greater provision expense over loans denominated in foreign currency, and (ii) downgrades of specific loan positions in the Global Banking and Markets segment.

Overall asset quality trends in commercial lending were positive in the quarter, especially in the SMEs entities, following the actions taken last year to stabilize asset quality in this segment. The commercial NPL ratio reached 2.6% in 3Q15 compared to 2.9% in 2Q15 and 3.1% in 3Q14. The Coverage ratio of commercial NPLs increased to 117% in 3Q15 compared to 101% in 3Q14. The impaired commercial loan ratio increased to 6.9% in 3Q15 from 6.7% in 2Q15, reflecting the two downgrades of corporate clients mentioned above, but decreasedfrom 7.1% in 3Q14 as asset quality in the SME segment improved.

Provisions for loan losses for residential mortgage loans increased 22.5% QoQ and decreased 13.2% YoY. Asset quality in residential mortgage loans remained healthy in the quarter. The Impaired mortgage loans ratio improved to 5.2% in 3Q15 from 5.5% in 2Q15 and 5.6% in 3Q14. The NPL ratio of mortgage loans decreased to 2.4% in 3Q15 from 2.6% in 2Q15 and 2.8% in 3Q14.

In January 2016, Chilean banks in accordance with rules adopted by the SBIF, must implement a new standard credit-provisioning model to calculate loan loss allowances for consumer, commercial and residential mortgage loans. This new model will mainly affect mortgage loans, but will also have some impacts on loan loss allowance levels for consumer and commercial loans analyzed on a group basis. The main modification is the inclusion of greater provisions requirements for mortgage loans with a loan / collateral (LTV) ratios greater than 80%. Santander Chile is currently adjusting its model to this new requirement and expects to recognize the impact of this new regulation in 4Q15, subject to regulatory approvals. We estimate that these measures will signify a net pre-tax charge of up to Ch$50,000 million. Following this charge, the coverage ratio of NPLs should rise to levels greater than 125%.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	14
email: rmorenoh@santander.cl

NET FEE AND COMMISSION INCOME

Fee income continues to rebound in line with greater customer loyalty

Fee Income	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Retail banking[1]	51,512	47,597	44,060	16.9%	8.2%
Companies and Institutions	7,824	6,644	6,615	18.3%	17.8%
Global Banking and Markets	4,548	2,968	4,739	(4.0)%	53.2%
Sub-total	63,884	57,209	55,414	15.3%	11.7%
Others[2]	861	1,065	651	32.5%	(19.2)%
Total	64,745	58,274	56,065	15.5%	11.1%
1.	Includes fees to individuals and SMEs.

2. Fee income by segments in June 2014 was readjusted and certain previously non-segmented fee expenses were distributed among the different segments. Therefore, the historic fees by segments  presented in past earnings reports are different from the ones being presented in this report, but they are now comparable to the figures presented in June 2015.

Net fee and commission income increased 11.1% QoQ and 15.5% YoY in 3Q15. On a YoY basis, fees in Retail banking grew 16.9% and 8.2% QoQ, while fees from the Companies and Institutionsgrew 17.8% QoQ and 18.3% YoY. This rise in fees was due to greater product usage and customer loyalty. Loyal individual customers (clients with 2-4 products plus minimum usage and profitability levels) increased 9% YoY to 522,000 (15% of total individual customers). In the SMEs entities, total loyal customers grew 16% to 35,000 (15% of total customers). This reflects the strength of our CRM system, the improvements in customer service and the increase usage of digital banking services such as internet, POS, ATMs and mobile banking.

Corporate fees also rebounded in the quarter, in line with greater advisory activity in that corporate segment.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	15
email: rmorenoh@santander.cl

By products, the evolution of fees was as follows:

Net fee and commission income	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Credit, debit & ATM card fees	13,734	11,450	10,671	28.7%	19.9%
Insurance brokerage	10,038	10,602	8,241	21.8%	(5.3)%
Asset management	9,533	9,035	8,622	10.6%	5.5%
Contingent operations	9,264	8,149	8,260	12.2%	13.7%
Collection fees	8,383	5,030	8,284	1.2%	66.7%
Checking accounts	7,458	7,429	7,256	2.8%	0.4%
Fees from securities brokerage	2,300	2,112	2,431	(5.4)%	8.9%
Lines of credit	1,697	1,660	1,752	(3.1)%	2.2%
Other Fees	2,338	2,807	548	326.6%	(16.7)%
Total fees	64,745	58,274	56,065	15.5%	11.1%

In the quarter, mortgage loan growth boosted collection fees and brokerage of insurance products associated to loans (fire, earthquake, life, etc.). Fees from debit and credit cards also grew strongly in the quarter due to greater usage and due to a hike in the interbank fees charged for ATM usage that signified a one-time income of Ch$2.3 billion in the quarter. The bank also saw positive growth of asset management fees, contingent operations and fees from securities brokerage.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	16
email: rmorenoh@santander.cl

TOTAL FINANCIAL TRANSACTIONS, NET

Total financial transactions, net*	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Net income (expense) from financial operations	(154,831)	(50,524)	24,693	-%	206.5%
Net foreign exchange gain	195,381	80,855	3,125	6152.2%	141.6%
Total financial transactions, net	40,550	30,331	27,818	45.8%	33.7%

* These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our derivatives.

Results from Total financial transactions, net were a gain of Ch$40,550 million in 3Q15, increasing 33.7% QoQ and 45.8% YoY. In order to understand more clearly these line items, we present them by business area in the table below.

Total financial transactions, net	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Santander Global Connect[1]	13,639	15,873	13,115	4.0%	(14.1)%
Market-making	4,040	6,701	6,295	(35.8)%	(39.7)%
Client treasury services	17,679	22,574	19,410	(8.9)%	(21.7)%
Non client treasury income[2]	22,871	7,757	8,408	172.0%	194.8%
Total financ. transactions, net	40,550	30,331	27,818	45.8%	33.7%
1.	Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.
2.	Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services decreased 21.7% QoQ and 8.9% YoY. Revenues from market-making and from Santander Global Connect (SGC), the Bank’s commercial platform for selling simple treasury products to our clients, declined QoQ following an abnormally high level of activity on behalf of corporate clients in 2Q15. Compared to 3Q14, income from SGC grew 4.0%.

The results from Non-client treasury income were impacted by the 9% depreciation of the peso in the quarter. The Bank does not run significant foreign exchange risk, but uses various mechanisms to hedge FX risk. Some assets, liabilities and service contracts are hedged with derivatives classified as trading and therefore, the result of the hedge is recognized in Financial transactions, net, but the change in value of the underlying element is recognized in another line item. The depreciation of the peso negatively affected in the quarter our non-client margin, provision expense over loans denominated in foreign currency and a portion of the Bank’s administrative expenses denominated in foreign currency (mainly technology costs). The offsetting hedge is recognized in Non-client Treasury results with no significant impact on the Bank’s bottom line.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	17
email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reached 40.6% in 9M15 and 39.6% in 3Q15

Operating expenses	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Personnel salaries and expenses	(97,611)	(96,274)	(86,503)	12.8%	1.4%
Administrative expenses	(53,846)	(56,488)	(52,360)	2.8%	(4.7)%
Depreciation & amortization	(13,013)	(12,646)	(4,736)	174.8%	2.9%
Operating expenses, excluding impairment and other operating expenses	(164,470)	(165,408)	(143,599)	14.5%	(0.6)%
Impairment of property, plant and equipment	0	(20)	(36,582)	—%	—%
Branches	474	478	475	(0.2)%	(0.8)%
Standard	276	275	273	1.1%	0.4%
Companies and institutional centers	5	5	3	66.7%	0.0%
Select	53	53	47	12.8%	0.0%
Banefe	67	67	68	(1.5)%	0.0%
Payment centers & others	73	78	84	(13.1)%	(6.4)%
ATMs	1,556	1,604	1,692	(8.0)%	(3.0)%
Employees	11,604	11,614	11,493	1.0%	(0.1)%
Efficiency ratio[1]	39.6%	40.3%	38.3%
1.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income minus other operating expenses.

Operating expenses, excluding impairment and other operating expenses, decreased 0.6% QoQ and increased 14.5% YoY in 3Q15. The Efficiency ratio reached 40.6% in 9M15 and 39.6% in 3Q15.

Personnel salaries and expenses increased 12.8% YoY. This rise was mainly due to higher severance payments that increased by Ch$8bn in 3Q15 compared to 3Q14. Wage growth was 7.3% YoY in the quarter due to a 1.0% increase in total headcount, the impact of yearly CPI inflation of approximately 4% and higher benefits costs, following the signing of a new collective bargaining agreement last year. QoQ personnel expenses grew 1.4%. As mentioned in previous Earnings Report, the growth rate of personnel expenses should decelerate as the year progresses given the stability in headcount, lower severance payments and a slowdown in the growth rate of the cost of the company’s benefits.

The growth rate of Administrative expenses is also decelerating. These costs increased 2.8% YoY and decreased 4.7% QoQ. The YoY growth was mainly due to greater business activity that has resulted in higher system and data processing costs and the depreciation of the peso that increased costs denominated in foreign currency (offset by a corresponding gain in Financial transactions, net). This was partially offset by lower expenses related to the branch network, following the reduction in Banefe branches and other payment centers. The Bank also remained committed to continue expanding its digital bank services such as internet, phone and mobile banking. This will permit the Bank to maintain solid levels of efficiency going forward, while improving productivity and customer satisfaction.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	18
email: rmorenoh@santander.cl

Amortization expenses increased 174.8% YoY and 2.9% QoQ in 3Q15. As a reminder, in 3Q14 the Bank recognized a one-time impairment of intangibles charge of Ch$36,577 million. This impairment was mainly of software. Because of this charge, in 3Q14 depreciation and amortization expenses were abnormally low.

OTHER OPERATING INCOME, NET & INCOME TAX

Other operating income, net and Corporate tax	Quarter			Change %
(Ch$ million)	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
Other operating income	361	5,677	3,728	(90.3)%	(93.6)%
Other operating expenses	(21,676)	(15,770)	(12,162)	78.2%	37.5%
Other operating income, net	(21,315)	(10,093)	(8,434)	152.7%	111.2%
Income from investments in associates and other companies	705	788	500	41.0%	(10.5)%
Income tax income (expense)	(17,972)	(21,531)	18,941	—%	(16.5)%
Effective income tax rate	12.1%	13.1%	-19.8%

Other operating income, net, totaled a loss of Ch$21,315 million in 3Q15, an increase of 111.2% QoQ and 152.7% YoY. The main reasons for this rise are higher provisions for contingencies and lower results from repossessed assets.

Income tax expenses in 3Q15 totaled Ch$17,972 million. The statutory corporate tax rate in 2015 is 22.5% compared to 21% in 9M14. The effective tax rate expensed in 3Q15 was 12.1%. The decrease of the effective income tax rate expensed  by the Bank in 3Q15 compared to 2Q15 was due to higher tax benefits arising from deferred tax assets.

Income tax expenses in 3Q14 included a one-time non-cash income of Ch$35,411 million from the adjustments made to the Bank’s deferred tax asset base when the new tax reform was passed in September of 2014. The Bank had more deferred tax assets than liabilities arising from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rates were modified last year, the Bank’s net deferred tax assets increased as the future tax rates used to calculate these assets were gradually increased from 20% to 27%.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	19
email: rmorenoh@santander.cl

In 2016, the statutory tax rate will increase to 24%. With CPI inflation of around 3.0% - 3.5% in 2016, our effective tax rate should be approximately 20%-22%. Below is a summary of our year-to-date income tax expense and effective rate.

YTD income tax[1] (Ch$ million)	Sept-15	Sept.-14	Var. (%)
Net income before tax	443,380	448,239	(1.1)%
Price level restatement of capital[2]	(99,631)	(113,858)	(12.5)%
Net income before tax adjusted for price level restatement	343,749	334,381	2.8%
Statutory Tax rate	22.5%	21.0%	7.1%
Income tax expense at Statutory rate	(77,344)	(70,220)	10.1%
Tax benefits[3]	6,523	37,930	(82.8)%
Income tax	(70,821)	(32,290)	119.3%
Effective tax rate	16.0%	7.2%	+8.8pp

1.	This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.
2.	For tax purposes, Capital is Indexed to CPI inflation.
3.	Mainly includes tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities. This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rate was modified, the Bank’s net deferred tax assets increased as the future tax rate used to calculate this asset was increased from 20% to 27%.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	20
email: rmorenoh@santander.cl

SECTION 5: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1
Bank Deposit	Aa3/P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	21
email: rmorenoh@santander.cl

SECTION 6: SHARE PERFORMANCE

As of September 30, 2015

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

(Base 100 = 12/31/2014)

ADR price (US$) 9M15

9/30/15:	18.22
Maximum (9M15):	22.61
Minimum (9M15):	17.88

Market Capitalization: US$8,584 million

P/E 12month trailing*:	11.8
P/BV (09/30/15)**:	2.2
Dividend yield***:	5.1%

*	Price as of Sept. 30, 2015 / 12mth. earnings
**	Price as of Sept. 30, 2015 / Book value as of 9/30/15
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 9M15

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2014)

Local share price (Ch$) 9M15

9/30/15:	31.54
Maximum (9M15):	34.77
Minimum (9M15):	29.52

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2012:	1.39	60%
2013:	1.24	60%
2014:	1.41	60%
2015:	1.75	60%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	22
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Sep-15	Sep-15	Dec-14	Sept. 15 / Dec. 14
	US$ths	Ch$ million		% Chg.
Assets
Cash and deposits in banks	2,134,596	1,486,170	1,608,888	(7.6)%
Cash items in process of collection	1,393,854	970,443	531,373	82.6%
Trading investments	521,984	363,421	774,815	(53.1)%
Investments under resale agreements	-	-	-	—%
Financial derivative contracts	5,213,307	3,629,660	2,727,563	33.1%
Interbank loans, net	124,154	86,440	11,918	625.3%
Loans and account receivables from customers, net	35,165,453	24,483,243	22,179,938	10.4%
Available for sale investments	2,731,113	1,901,483	1,651,598	15.1%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	28,476	19,826	17,914	10.7%
Intangible assets	63,812	44,428	40,983	8.4%
Property, plant and equipment	307,179	213,867	211,561	1.1%
Current taxes	-	-	2,241	—%
Deferred taxes	437,334	304,485	282,211	7.9%
Other assets	1,752,988	1,220,484	493,173	147.5%
Total Assets	49,874,250	34,723,950	30,534,176	13.7%

	Sep-15	Sep-15	Dec-14	Sept. 15 / Dec. 14
	US$ths	Ch$ million		% Chg.
Liabilities
Deposits and other demand liabilities	9,543,351	6,644,367	6,480,497	2.5%
Cash items in process of being cleared	1,048,300	729,858	281,259	159.5%
Obligations under repurchase agreements	392,225	273,079	392,126	(30.4)%
Time deposits and other time liabilities	17,381,061	12,101,216	10,413,940	16.2%
Financial derivatives contracts	4,685,995	3,262,530	2,561,384	27.4%
Interbank borrowings	1,691,081	1,177,381	1,231,601	(4.4)%
Issued debt instruments	8,922,955	6,212,429	5,785,112	7.4%
Other financial liabilities	297,640	207,226	205,125	1.0%
Current taxes	19,117	13,310	1,077	1135.8%
Deferred taxes	3,408	2,373	7,631	(68.9)%
Provisions	379,709	264,365	310,592	(14.9)%
Other liabilities	1,654,877	1,152,175	220,853	421.7%
Total Liabilities	46,019,719	32,040,309	27,891,197	14.9%

Equity
Capital	1,280,185	891,303	891,303	0.0%
Reserves	2,194,523	1,527,893	1,307,761	16.8%
Valuation adjustments	(36,676)	(25,535)	25,600	—%
Retained Earnings:	367,072	255,567	385,232	(33.7)%
Retained earnings from prior years	-	-	-	—%
Income for the period	524,388	365,095	550,331	(33.7)%
Minus: Provision for mandatory dividends	(157,316)	(109,528)	(165,099)	(33.7)%
Total Shareholders' Equity	3,805,104	2,649,228	2,609,896	1.5%
Non-controlling interest	49,427	34,413	33,083	4.0%
Total Equity	3,854,531	2,683,641	2,642,979	1.5%
Total Liabilities and Equity	49,874,251	34,723,950	30,534,176	13.7%

The exchange rate used to calculate the figures in dollars was Ch$696.23 / US$1

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	23
email: Robert.moreno@santander.cl

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Sep-15	Sep-15	Sep-14	Sept. 15 / Sept.14
	US$ths.	Ch$ million		% Chg.

Interest income	2,206,617	1,536,313	1,609,414	(4.5)%
Interest expense	(861,465)	(599,778)	(648,770)	(7.6)%
Net interest income	1,345,152	936,535	960,644	(2.5)%
Fee and commission income	427,386	297,559	269,419	10.4%
Fee and commission expense	(171,034)	(119,079)	(101,775)	17.0%
Net fee and commission income	256,352	178,480	167,644	6.5%
Net income (expense) from financial operations	(496,839)	(345,914)	(49,348)	601.0%
Net foreign exchange gain	657,521	457,786	140,200	226.5%
Total financial transactions, net	160,682	111,872	90,852	23.1%
Other operating income		11,146	12,723	(12.4)%
Net operating profit before provisions for loan losses	1,778,195	1,238,033	1,231,863	0.5%
Provision for loan losses	(378,376)	(263,437)	(264,635)	(0.5)%
Net operating profit	1,399,819	974,596	967,228	0.8%
Personnel salaries and expenses	(399,440)	(278,102)	(248,019)	12.1%
Administrative expenses	(237,259)	(165,187)	(153,269)	7.8%
Depreciation and amortization	(54,282)	(37,793)	(33,321)	13.4%
Operating expenses excluding Impairment and Other operating expenses	(690,981)	(481,082)	(434,609)	10.7%
Impairment of property, plant and equipment	(29)	(20)	(36,611)	(99.9)%
Other operating expenses	(74,820)	(52,092)	(49,108)	6.1%
Total operating expenses	(765,830)	(533,194)	(520,328)	2.5%
Operating income	633,989	441,402	446,900	(1.2)%
Income from investments in associates and other companies	2,841	1,978	1,339	47.7%
Income before tax	636,830	443,380	448,239	(1.1)%
Income tax expense	(101,721)	(70,821)	(32,290)	119.3%
Net income from ordinary activities	535,109	372,559	415,949	(10.4)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Non-controlling interest	10,721	7,464	4,359	71.2%
Net income attributable to equity holders of the Bank	524,388	365,095	411,590	(11.3)%

The exchange rate used to calculate the figures in dollars was Ch$696.23 / US$1

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	24
email: Robert.moreno@santander.cl

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	3Q15	3Q15	2Q15	3Q14	3Q15 / 3Q14	3Q15 / 2Q15
	US$ths.	Ch$mn			% Chg.
Interest income	823,334	573,230	562,368	477,317	20.1%	1.9%
Interest expense	(347,367)	(241,847)	(230,635)	(178,205)	35.7%	4.9%
Net interest income	475,967	331,383	331,733	299,112	10.8%	(0.1)%
Fee and commission income	156,308	108,826	94,181	89,982	20.9%	15.5%
Fee and commission expense	(63,314)	(44,081)	(35,907)	(33,917)	30.0%	22.8%
Net fee and commission income	92,994	64,745	58,274	56,065	15.5%	11.1%
Net income (expense) from financial operations	(222,385)	(154,831)	(50,524)	24,693	—%	206.5%
Net foreign exchange gain	280,627	195,381	80,855	3,125	6152.2%	141.6%
Total financial transactions, net	58,242	40,550	30,331	27,818	45.8%	33.7%
Other operating income	519	361	5,677	3,728	(90.3)%	(93.6)%
Net operating profit before provisions for loan losses	627,722	437,039	426,015	386,723	13.0%	2.6%
Provision for loan losses	(147,392)	(102,619)	(81,592)	(99,365)	3.3%	25.8%
Net operating profit	480,330	334,420	344,423	287,358	16.4%	(2.9)%
Personnel salaries and expenses	(140,199)	(97,611)	(96,274)	(86,503)	12.8%	1.4%
Administrative expenses	(77,339)	(53,846)	(56,488)	(52,360)	2.8%	(4.7)%
Depreciation and amortization	(18,691)	(13,013)	(12,646)	(4,736)	174.8%	2.9%
Operating expenses excluding Impairment and Other operating expenses	(236,229)	(164,470)	(165,408)	(143,599)	14.5%	(0.6)%
Impairment of property, plant and equipment	-	-	(20)	(36,582)	—%	—%
Other operating expenses	(31,133)	(21,676)	(15,770)	(12,162)	78.2%	37.5%
Total operating expenses	(267,362)	(186,146)	(181,198)	(192,343)	(3.2)%	2.7%
Operating income	212,968	148,274	163,225	95,015	56.1%	(9.2)%
Income from investments in associates and other companies	1,013	705	788	500	41.0%	(10.5)%
Income before tax	213,980	148,979	164,013	95,515	56.0%	(9.2)%
Income tax expense	(25,813)	(17,972)	(21,531)	18,941	(194.9)%	(16.5)%
Net income from ordinary activities	188,166	131,007	142,482	114,456	14.5%	(8.1)%
Net income discontinued operations	-	-	-	-
Net income attributable to:
Non-controlling interest	2,518	1,753	2,118	4,325	(59.5)%	(17.2)%
Net income attributable to equity holders of the Bank	185,648	129,254	140,364	110,131	17.4%	(7.9)%

The exchange rate used to calculate the figures in dollars was Ch$696.23 / US$1

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	25
email: Robert.moreno@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Sep-14	Dec-14	Mar-15	Jun-15	Sep-15
(Ch$ millions)
Loans
Consumer loans	3,818,635	3,918,375	3,954,962	3,996,665	4,044,266
Residential mortgage loans	6,299,766	6,632,031	6,842,111	7,145,186	7,449,707
Commercial loans	12,146,496	12,330,300	12,775,342	13,075,889	13,717,101
Total loans	22,264,897	22,880,706	23,572,415	24,217,740	25,211,074
Allowance for loan losses	(673,620)	(700,768)	(705,391)	(703,289)	(727,831)
Total loans, net of allowances	21,591,277	22,179,938	22,867,024	23,514,451	24,483,243

Loans by segment
Individuals	11,342,245	11,973,076	12,225,564	12,605,550	13,019,293
SMEs	3,316,030	3,218,598	3,252,893	3,323,388	3,431,073
Retail	14,658,275	15,191,674	15,478,457	15,928,938	16,450,366
Middle-market	5,385,840	5,443,984	5,608,412	6,013,970	6,221,928
Corporate	2,289,922	2,201,913	2,456,355	2,263,481	2,484,401

Deposits
Demand deposits	5,724,921	6,480,497	6,440,784	6,659,174	6,644,367
Time deposits	10,531,006	10,413,940	11,231,001	11,682,908	12,101,216
Total deposits	16,255,927	16,894,437	17,671,785	18,342,082	18,745,583
Loans / Deposits[1]	98.2%	96.2%	94.7%	93.1%	94.7%

Average balances
Avg. interest earning assets	23,787,024	24,483,371	24,783,238	25,859,714	26,960,678
Avg. loans	22,090,451	22,659,565	23,193,286	23,975,617	24,765,949
Avg. assets	28,911,456	30,424,886	31,156,597	32,037,326	34,139,533
Avg. demand deposits	5,693,382	5,922,829	6,550,557	6,663,795	6,620,448
Avg equity	2,449,630	2,552,031	2,618,181	2,570,721	2,615,864
Avg. free funds	8,143,011	8,474,860	9,168,737	9,234,515	9,236,312

Capitalization
Risk weighted assets	23,474,373	23,946,126	24,800,637	25,734,108	26,762,555
Tier I (Shareholders' equity)	2,482,733	2,609,896	2,627,538	2,577,776	2,649,228
Tier II	732,794	744,806	746,917	753,492	765,342
Regulatory capital	3,215,527	3,354,702	3,374,455	3,331,268	3,414,570
Tier I ratio	10.6%	10.9%	10.6%	10.0%	9.9%
BIS ratio	13.7%	14.0%	13.6%	12.9%	12.8%

Profitability & Efficiency
Net interest margin	5.0%	5.8%	4.4%	5.1%	4.9%
Efficiency ratio[2]	38.3%	36.9%	42.0%	40.3%	39.6%
Avg. Demand deposits / interest earning assets	23.9%	24.2%	26.4%	25.8%	24.6%
Return on avg. equity	18.0%	21.7%	14.6%	21.8%	19.8%
Return on avg. assets	1.5%	1.8%	1.2%	1.8%	1.5%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	26
email: Robert.moreno@santander.cl

	Sep-14	Dec-14	Mar-15	Jun-15	Sep-15
Asset quality
Impaired loans[3]	1,585,208	1,617,251	1,650,374	1,633,035	1,678,153
Non-performing loans (NPLs)[4]	646,814	644,327	633,895	661,052	638,392
Past due loans[5]	399,594	382,231	388,925	390,059	374,349
Loan loss reserves	673,620	700,768	705,391	703,289	727,831
Impaired loans / total loans	7.1%	7.1%	7.0%	6.7%	7.4%
NPLs / total loans	2.91%	2.82%	2.69%	2.73%	2.53%
PDL / total loans	1.79%	1.67%	1.65%	1.61%	1.48%
Coverage of NPLs (Loan loss allowance / NPLs)	104.1%	108.8%	111.3%	106.4%	114.0%
Coverage of PDLs (Loan loss allowance / PDLs)	168.6%	183.3%	181.4%	180.3%	194.4%
Risk index (Loan loss allowances / Loans)[6]	3.03%	3.06%	2.99%	2.90%	2.89%
Cost of credit (prov expense annualized / avg. loans)	1.80%	1.94%	1.37%	1.36%	1.66%

Network
Branches	475	474	475	478	474
ATMs	1,692	1,645	1,646	1,604	1,556
Employees	11,493	11,478	11,469	11,614	11,604

Market information (period-end)
Net income per share (Ch$)	0.58	0.74	0.51	0.74	0.69
Net income per ADR (US$)	0.39	0.48	0.32	0.47	0.40
Stock price	33.77	30.33	33.98	32.31	31.54
ADR price	22.09	19.72	21.68	20.25	18.22
Market capitalization (US$mn)	10,407	9,290	10,214	9,540	8,583
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[7]	0.60%	1.88%	-0.02%	1.46%	1.46%
Central Bank monetary policy reference rate (nominal)	3.25%	3.00%	3.00%	3.00%	3.00%
Observed Exchange rate (Ch$/US$) (period-end)	601.66	607.38	626.87	634.58	691.73

1 Ratio =( Loans - mortgage loans) / (Time deposits + demand deposits)

2 Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses)

divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

3 Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

4 Capital + future interest of all loans with one installment 90 days or more overdue.

5 Total installments plus lines of credit more than 90 days overdue

6 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

7 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,	27
email: Robert.moreno@santander.cl